Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Dollars in millions
	Fiscal Year Ended
	12/28/2008	12/30/2007	12/31/2006	12/25/2005	12/26/2004
Earnings Available for Fixed Charges:
Income (loss) from continuing operations, before income taxes, as reported	$(7,306)	$1,449	$1,682	$1,776	$1,915
Add: Minority interest expense and income from unconsolidated equity investees, net	383	(34)	(35)	(2)	(12)

Income (loss) from continuing operations, before income taxes, as adjusted	(6,923)	1,415	1,647	1,774	1,903

Add: Fixed charges	220	284	315	237	166
Add: Amortization of capitalized interest	2	2	2	2	2
Add: Distributed income of equity investors	29	42	51	10	12
Less: Interest capitalized	—	—	(2)	(3)	(5)
Less: Preferred returns	(4)	(2)	(3)	(1)	—

Total earnings (losses) available for fixed charges	$(6,676)	$1,741	$2,010	$2,019	$2,078

Fixed Charges:
Interest on indebtedness, net of capitalized interest	$191	$260	$288	$211	$141
Capitalized interest	—	—	2	3	5
Preferred returns to minority interest shareholders in consolidated subsidiaries	4	2	3	1	—
Portion of rents representative of interest factor	25	22	22	22	20

Total fixed charges	$220	$284	$315	$237	$166

Ratio of earnings to fixed charges(1)	(A )	6.1	6.4	8.5	12.5

(A)	The ratio was less than 1.0 for the fiscal year ended December 28, 2008 as earnings were inadequate to cover fixed charges. Additional earnings of approximately $6.9 billion would have been necessary to bring the ratio to 1.0. Income from continuing operations before income taxes, as reported, includes $7.98 billion of asset impairment and other charges. Absent these charges, the ratio of earnings to fixed charges would have been 5.9. These charges are described in Note 3 to the consolidated financial statements contained in our 2008 Annual Report on Form 10-K, which is incorporated by reference herein.
(1)	Interest expense related to unrecognized tax benefits is recorded as a component of income tax expense and is excluded from both fixed charges and pretax income.